UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated January 3, 2022

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

OTHER EVENTS

On January 3, 2022, the Company entered into convertible note purchase agreements with 8 individual investors outside the United States to raise a total of US$10 million by the issuance of US$10 million convertible notes ("Note"), subject to closing. The Note bears interests at 6% per annum maturing in 2 years from the date of issuance of the Note. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$3.12 per share, subject to adjustment, over the term of the Note. Under the Note, the holder of the Note cannot convert the shares in the Company if such conversion would take the noteholder over 4.99% shareholding in the Company.

In addition, the noteholder will also receive a warrant representing 80% of the amount of the Note, raising an additional US$8 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$3.74 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company.

The use of the proceeds from this fund raise is to support the acquisition and building out of manufacturing infrastructure and working capital of the Company.

A sample of the convertible note purchase agreement is attached to this Form 6K as Exhibits 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 3, 2022

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Convertible Note Purchase Agreement